Exhibit 99.1

HAOXIN HOLDINGS LIMITED Announces Pricing of Initial Public Offering

Ningbo, China, April 14, 2025 – Haoxin Holdings Limited (“Haoxin” or the “Company”) (NasdaqCM: HXHX), a provider of temperature-controlled truckload services and urban delivery services in China, today announced the pricing of its initial public offering (the “Offering”) of 1,750,000 Class A ordinary shares, $0.0001 par value per share, at a public offering price of $4.00 per ordinary share, for total gross proceeds of $7 million, before deducting underwriting discounts and commissions and offering expenses. The Offering is being conducted on a firm commitment basis. The Class A ordinary shares are expected to commence trading on Nasdaq Capital Market under the ticker symbol “HXHX” on April 15, 2025.

The Company has granted the underwriters an option, exercisable within 45 days from the date of the underwriting agreement, to purchase up to an additional 262,500 Class A ordinary shares at the public offering price, less underwriting discounts and commissions. The Offering is expected to close on April 16, 2025, subject to customary closing conditions.

The Company intends to use the proceeds from the Offering for: i) the purchase of new vehicles; ii) acquisitions and business alliances; iii) an IT systems upgrade; and iv) general working capital.

Craft Capital Management LLC and WestPark Capital, Inc. are acting as the representatives of the underwriters for the Offering. Ortoli Rosenstadt LLP is acting as counsel to the Company. Haneberg Hurlbert PLC is acting as counsel to the underwriters with respect to the Offering.

A registration statement on Form F-1, as amended (File No. 333-269681), relating to the Offering was previously filed with the Securities and Exchange Commission (“SEC”) by the Company, and subsequently declared effective by the Securities and Exchange Commission (the “SEC”) on March 31, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement. A final prospectus relating to the Offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus related to the Offering may be obtained, when available, from Craft Capital Management LLC by emailing info@craftcm.com or calling +1 (800) 550-8411, and from WestPark Capital, Inc. by emailing info@wpcapital.com or calling (310) 843-9300.

Before you invest, you should read the final prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Haoxin Holdings Limited

Haoxin Holdings Limited is a provider of temperature-controlled truckload services and urban delivery services in China. We mainly provide transportation services with our large and medium-sized temperature-controlled logistics transportation vehicles. We also provide urban delivery services with our medium-sized vans to customers who have short-distance, intra-city delivery needs. The goods we take charge of transporting focus on factory logistics, which include electronic devices, chemicals, fruit, food and commercial goods. Our transportation network covers 30 out of the 34 provinces and autonomous regions in China. For more information, visit the Company’s website at ir.haoxinholdings.com.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations:

Sherry Zheng

WAVECREST GROUP INC.

Phone: 718-213-7386

Email: sherry@wavecrestipo.com